**X-Cal Resources Ltd.**
PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740



**DELIVERED BY MAIL**



June 9, 2006

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA



To Whom It May Concern:

**Re: XCL - EXEMPTION # 82-1655**

Please find enclosed the following documents for X-Cal Resources Ltd:

- X-Cal Change of Auditor Letter - 2006
- X-Cal Notice of Change of Auditor - 2006
- Grant Thornton - Former Auditor Agreement with Change of Auditor Notice - 2006
- Smythe Ratcliffe – Successor Auditor Agreement with Change of Auditor Notice - 2006

Sincerely,
**X-CAL RESOURCES LTD.**



Sharon MacLellan
/sml
+ encl

X-CAL RESOURCES LTD.
750 – 666 Burrard Street
Vancouver, British Columbia V6C 2X8



May 30, 2006

British Columbia Securities Commission
9th Floor, 701 West Georgia Street
Vancouver, BC V7Y 1L2

Alberta Securities Commission
300 5th Avenue SW 4th Floor
Calgary AB T2P 3C4

Ontario Securities Commission
20 Queen Street West, Suite 1903
Toronto, Ontario M5H 3S8

Dear Sirs:

**Re: X-CAL RESOURCES LTD. (the "Company")**
**Resignation and Appointment of Auditor**

The Company has received the resignation of its auditor, Grant Thornton, LLP Chartered Accountants and, pursuant to Section 204(4) of the *Business Corporations Act* (British Columbia) whereunder the directors are entitled to fill any casual vacancy in the office of the auditor, the directors of the Company have appointed Smythe Ratcliffe, Chartered Accountants as the Company's auditor in the place of Grant Thornton.

As required by National Instrument 51-102, we enclose the Reporting Package, being the Notice of Change of Auditor and a letter from each of the former and successor auditors.

This material will be printed and mailed to the shareholders along with the meeting documents being sent out with respect to the Company's next general meeting of shareholders.

**X-Cal Resources Ltd.**

Per: [signature]
Sharon MacLellan, Office Manager

Grant Thornton

**Grant Thornton LLP**
**Chartered Accountants**
**Management Consultants**

May 24, 2006

ZA10 – 20653

British Columbia Securities Commission
701 West Georgia Street
P.O. Box 10142, Pacific Centre
Vancouver, BC V7Y 1L2

Alberta Securities Commission
$4^{th}$ Floor, 300 – $5^{th}$ Avenue SW
Calgary, AB T2P 3C4

Ontario Securities Commission
20 Queen Street West, Suite 1903
Toronto, ON M5H 3S8

Dear Sirs:

**Re: Change of Auditor**

On May 17, 2006, we were provided with the *Notice of Change of Auditor* dated May 10, 2006 with respect to our resignation as auditor of X-Cal Resources Ltd. ("the Company"). Pursuant to Section 4.11, paragraph (5)(a)(ii)(B) of National Instrument 51 – 102, we confirm our agreement with the information contained in the Notice. This confirmation is based on our knowledge of the information at this date.

We understand that the *Notice of Change of Auditor*, along with this letter and a similar letter from Smythe Ratcliffe, Chartered Accountants will be provided to the Company's registered shareholders with the meeting materials relating to the Company's next Annual General Meeting of Shareholders.

Yours very truly,

Grant Thornton LLP

**CHARTERED ACCOUNTANTS**

/cc

Grant Thornton Place
Suite 1600
333 Seymour Street
Vancouver, BC V6B 0A4
T (604) 687-2711
F (604) 685-6569
E Vancouver@GrantThornton.ca
W www.GrantThornton.ca

SmytheRatcliffe.com

7th Floor, Marine Building

355 Burrard Street

Vancouver, B.C. V6C 2G8

May 18, 2006

SmytheRatcliffe
CHARTERED ACCOUNTANTS

facsimile: 604.688.4675

telephone: 604.687.1231

British Columbia Securities Commission
5 Floor, 701 West Georgia Street
Vancouver, BC V7Y 1L2

Ontario Securities Commission
1903 – 20 Queen Street West
Toronto, ON M5H 3S8

Alberta Securities Commission
4 Floor, 300 Fifth Avenue SW
Calgary, AB T2P 3C4

Dear Sirs:

**RE: X-CAL RESOURCES LTD. (THE "COMPANY")**

We are writing in accordance with Section 4.11(5)(a)(i) of National Instrument 51-102 *Continuous Disclosure Obligations* ("NI 51-102"). We wish to confirm that we have read the Notice of Change of Auditor of the Company dated May 10, 2006 and that based on our current knowledge we are in agreement with the information contained in such Notice.

Yours very truly,

Smythe Ratcliffe

Chartered Accountants

ASH/rjte/108860
Encls.

cc: X-Cal Resources Ltd.
Grant Thornton LLP

X-CAL RESOURCES LTD.
750 – 666 Burrard Street
Vancouver, British Columbia V6C 2X8

## NOTICE OF CHANGE OF AUDITOR

To: Grant Thornton LLP
PO Box 11177, Royal Centre
Suite 2800 – 1055 West Georgia Street
Vancouver, British Columbia V6E 4N3

(the "Former Auditor")

Smythe Radcliff, Chartered Accountants
700 – 355 Burrard Street
Vancouver, British Columbia V6C 2G8

(the "Successor Auditor")



Pursuant to National Instrument 51-102, X-Cal Resources Ltd.hereby gives notice of its change of auditors from Grant Thornton, LLP (the "Former Auditor") to Smythe Radcliff, Chartered Accountants (the "Successor Auditor"). In accordance with National Instrument 51-102, the Issuer hereby states that:

1. the Former Auditor has resigned at the request of the Issuer;
2. there were no reservations in the auditor's report for the Issuer's financial years ending March 31, 2005 and March 31, 2004;
3. the resignation of Former Auditor and the appointment of the Successor Auditor has been considered and approved by the Issuer's audit committee and board of directors;
4. in the opinion of the Issuer there have been no "reportable events" as defined in National Instrument 51-102.

Dated at Vancouver, British Columbia, this 10th day of May, 2006

**X-CAL RESOURCES LTD.**

John Arnold, Chief Financial Officer